FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca prices a $7bn bond offering

26 May 2021 07:00 BST

AstraZeneca prices a $7bn bond offering

AstraZeneca PLC ("AstraZeneca") announces that it, and its wholly owned subsidiary AstraZeneca Finance LLC, priced a six tranche global bond offering totalling $7bn on 25 May 2021. The offering is expected to close on 28 May 2021, subject to customary closing conditions. The transaction, which is a global offering registered with the US Securities and Exchange Commission ("SEC"), consists of the following six tranches:

Notes issued by AstraZeneca

●
$1.40bn of fixed rate notes with a coupon of 0.300%, maturing 26 May 2023;
●
$0.75bn of fixed rate notes with a coupon of 3.000%, maturing 28 May 2051;

Notes issued by AstraZeneca Finance LLC and fully and unconditionally guaranteed by AstraZeneca

●
$1.60bn of fixed rate notes with a coupon of 0.700%, maturing 28 May 2024;
●
$1.25bn of fixed rate notes with a coupon of 1.200%, maturing 28 May 2026;
●
$1.25bn of fixed rate notes with a coupon of 1.750%, maturing 28 May 2028; and
●
$0.75bn of fixed rate notes with a coupon of 2.250%, maturing 28 May 2031.

The notes maturing in 2024 are not subject to special mandatory redemption. All of the other notes above will be subject to special mandatory redemption if the acquisition of Alexion Pharmaceuticals, Inc. ("Alexion") (the "Alexion Acquisition") is not consummated on or before 12 March 2022 or if, prior to such date, AstraZeneca notifies the trustee that we will not pursue the consummation of the Alexion Acquisition.

AstraZeneca expects to use the net proceeds of the offering to fund a portion of the purchase price for the Alexion Acquisition, to pay or refinance a portion of Alexion's indebtedness and to pay related fees and expenses, or for general corporate purposes, which may include the refinancing of existing indebtedness.

Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Barclays Capital Inc., BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, Santander Investment Securities Inc., Skandinaviska Enskilda Banken AB (publ) and Société Générale acted as joint book-running managers on the transaction.

The notes will be issued under AstraZeneca's effective shelf registration statement on Form F-3, which AstraZeneca and AstraZeneca Finance LLC filed with the SEC on 24 May 2021. The offering is being made solely by means of the prospectus contained within that shelf registration statement, along with a prospectus supplement forming part of the effective registration statement, which investors should read.

A copy of the prospectus supplement and accompanying prospectus relating to the offering can be obtained by contacting Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, by telephone at +1-866-471-2526 or by emailing Prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling +1 (866) 803-9204; or Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York, 10014, Attention: Prospectus Department, by telephone at +1 (866) 718-1649, or by email at prospectus@morganstanley.com. Readers may also download these documents for free by visiting the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on the SEC website at www.sec.gov.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The bond issuance does not impact AstraZeneca's financial guidance for 2021.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide.

AstraZeneca contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 May 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary